SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair announces 2 new bases at Bari and Brindisi

2AC & 9 new routes at Bari

1AC & 4 new routes at Brindisi

Ryanair, the World’s favourite airline, today (15th Sept) announced two new Italian bases at Bari and Brindisi, bringing its total European bases to 36. From January 2010, Ryanair will base two aircraft at Bari and open 9 new routes (16 in total) while in February it will base one aircraft at Brindisi and open four new routes (9 in total). These new routes go on sale tomorrow.

Ryanair’s 9 new routes from Bari to Brussels (Charleroi), Cagliari, Dusseldorf (Weeze), Genoa, Karlsruhe – Baden Baden, Paris (Beauvais), Trapani, Treviso and Valencia, which begin from 14th January, will increase Ryanair’s traffic at Bari to 1.2m passengers p.a. and sustain 1,200 jobs at Bari Airport.

Ryanair’s four new routes from Brindisi to Barcelona (Girona), Eindhoven, Trapani and Treviso will begin from 4th February and increase Ryanair’s traffic at Brindisi to 650,000 passengers p.a. which will sustain 650 local jobs.

Ryanair celebrated these two new bases and 13 new routes by releasing 1 million €1seats for travel across its European network in October and November which are available for booking on www.ryanair.com  until midnight Thursday (17th Sept).

Speaking in Bari Airport today, Ryanair’s Michael Cawley said:

“Ryanair is delighted to announce two new bases at Bari and Brindisi which will deliver nine new routes to/from Bari in January and four new routes to/from Brindisi in February in a total investment worth $210m.

“Ryanair’s Bari base will deliver 1.2million passengers p.a. and sustain 1,200 local jobs while our Brindisi base will deliver 650,000 passengers p.a. and sustain 650 local jobs.

“To celebrate our 35th and 36th bases at Bari and Brindisi and our 13 new routes, which go on sale from tomorrow, we are launching 1 million €1 seats for travel in October and November on over 500 Ryanair routes throughout Europe”.

Bari to	Begin	Freq (pw)
Brussels (Charleroi)	Jan	4
Cagliari	Feb	2
Dusseldorf (Weeze)	Feb	3
Genoa	Jan	3
Karlsruhe (Baden)	Jan	2
Paris (Beauvais)	Jan	4
Trapani	Feb	4
Treviso	Jan	6
Valencia	Feb	3

Brindisi to	Begin	Freq (pw)
Barcelona (Girona)	Feb	2
Eindhoven	Feb	2
Trapani	Feb	3
Treviso	Feb	4

Ends.	Tuesday, 15th September 2009

For further information:
Stephen McNamara	Pauline McAlester
Ryanair	Murray Consultants
Tel: 00 353 1 812 1271	Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  15 September, 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary